EXHIBIT 99.3

4 March 2010

Companies Announcement Office
Australian Securities Exchange Limited

Completion of Compulsory Acquisition of Shares in Australian Solomons Gold Limited
Australian Solomons Gold Now a Wholly Owned Subsidiary of Allied Gold Limited

Allied Gold Limited ABN 86 104 855 067 (ALD) has completed the compulsory acquisition of the remaining shares in Australian Solomons Gold Limited (ASG) not already owned by it, pursuant to the Notice of Compulsory Acquisition Following Takeover Bid lodged with the Australian Securities & Investments Commission on 13 January 2010.

Accordingly, ASG is now a wholly-owned subsidiary of ALD.

About Allied Gold: The Simberi gold mine (60km from Lihir Island) has produced 150,000 ounces since production commenced in February 2008.  Production in 2010 is expected to be approx 75,000-80,000 ounces, with an expansion later in the year to lift Simberi plant throughput from 2Mtpa to 3Mtpa and gold output towards 100,000 ozpa.   The 100,000 ozpa Simberi sulphide project is expected during 2011.  Allied acquired the Gold Ridge project in the Solomons Islands in late 2009 and pre-development works are currently underway, with production of 120,000 ozpa expected in FY2012.

Yours faithfully
ALLIED GOLD LIMITED

Peter Torre
Company Secretary